Charles Bragitikos
Vibrant Development Group, LLC

January 1▮ ▮▮les
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Jeff is genuinely one of the most dynamic, entrepreneurial, and creative individuals I've had the pleasure of working with. His passion is incredibly contagious and he inspires and motivates all of those around him. Jeff is tenacious and diligent and is especially insightful and talented in marketing and public relations. **See less**

Jeffrey Steinberg · 2nd

Director, Lead Investor @ FastPencil/Opyrus
Greater Philadelphia · 500+ connections · **Contact info**

 FastPencil

Lower Merion High & Miquon Upper

Experience



Director, Lead Investor @ FastPencil/Opyrus
FastPencil · Full-time
Jun 2018 – Present · 2 yrs 7 mos
Greater Philadelphia Area

Shareholder & Director, financing initiatives; SERIES A, REG D, & REG A+ IPO & CF Round in December 2020. Corporate & Bus. Dev./Strategic Planning. FastPencil/Opyrus is offering a third door, separated from the rejection of traditional publishers and the wild west nature of the current self-publishing landscape. We will socialize and democritze authoring and unlock the power it brings to peoples lives. We will do this by integrating personalization, an authoring tool and interactive social sales network that inspires a lifetime of writing.



Managing Director
Private Equity Management
Sep 2008 – Present · 12 yrs 4 mos
Greater Philadelphia Area

Manage Private Family Equity Fund, 300+ holdings, and several early stage investments in media, publishing and technology. Objective: maximize income, decrease risk exposure without tax implications.



Founder
iDayo Investor, Inc
Apr 1996 – Aug 2009 · 13 yrs 5 mos
Rittenhouse Sq. Philadelphia

iDayo Investor, Inc. developed a proprietary strategy focusing on small, mid-cap and large-cap equities using an algorithm, that has successfully operated over a fifteen year period, analyzing all institutional ownership activity.

...see more

   

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Managing Partner
Ace Speedway
Jun 2006 – Oct 2006 · 5 mos
Elon, North Carolina

Weekly Series NASCAR Race Track & Sports Venue Stadium. I was he operating parter of a group that acquired ACE Speedway to grow the business into a muti-faceted sports/entertainment complex. I moved to N.C to run the business full time. After major improvements as well as operational, staffing, guest and driver enhancements the gate admissions grew by 50% v ...see more


Continue from front page, Time News


Saturday July 29, 2006, Burlington Times News



Co-Founder
Cafe USA/(FCENA):NASDAQ
Oct 1992 – 1996 · 4 yrs
Kauffman Astoria Studio, Queens

Café USA, a TV Network (one of the first significant out-of-home media properties in the US) provided targeted entertaining programming and advertising on monitors integrated into the design of food courts of US malls. Help to raise $25 million in private offerings & IPO. Was the youngest Board member of a NASDAQ listed company. Worked side by side with retired ...see more

  

Show 3 more experiences ∨

Education



Lower Merion High & Miquon Upper
Activities and Societies: Jr. Varsity Basketball, 8th, & 9th at Miquon Varsity Basketball 10th, 11th at Miquon Varisty Basketball, 12th at Lower Merion High School

Media (1)



Video, Miquon Upper School   🔗



Monmouth University

Activities and Societies: First ever Student Leadership Scholarship, Advised College President on incorporating WMCX, into curriculum, Selected Professor Faculty Advisor 4/WMCX,2X-time General Manager of WMCX & 2X-time Sports Director: Broadcast home/away basketball games, Mgr. Basketball team (25-6)

Media (4)   ‹ Previous   Next ›



Hawks Basketball, WMCX Remote Broadcast   🖼



Asbury Park Press   🖼

Volunteer experience



Outside Sub-Contractor
American Red Cross
Jan 2005 – Present • 16 yrs
Disaster and Humanitarian Relief

Founded non profit charitable organization to raise funds for emotional rehabilitation of the orphan victims of the 2004 South East Asian Tsunami, with a CD remake of "Put a Little Love in Your Heart", sung by children. "I'm delighted that these young children are reaching across two continents to other young children in need. It gives all of us hope that we can overcome even a tragedy of this enormity," said Tom Foley, Chief Executive Officer of the Southeastern Chapter of the American Red Cross. "Jeff thanks for your great efforts".

Skills & endorsements

Entrepreneurship · 28

 Endorsed by **Scott Nissenbaum and 1 other who is highly skilled at this**

Brand Development · 17

Ezra E. and 16 connections have given endorsements for this skill

Marketing Strategy · 12

 Endorsed by **Herme Bloom, who is highly skilled at this**

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Recommendations

Received (4)   Given (3)



Marc Caplan
Northeast Account Manager at Neko Colors
January 15, 2014, Marc reported directly to Jeffrey

Jeff Steinberg gave me my very first job at Classic Car Service. Not only did I learn how to detail a car, but I learned what five star employee treatment is like. Jeff was a phenomenal boss, is a friend for life, and has been a mentor of mine from a distance. I quote Jeffrey today to my driving school students, as Jeff had … See more



Gary Kreissman
Founder, Group PRM - Customer Acquisition Entrepreneur, Advisor, Investor
January 7, 2014, Gary worked with Jeffrey but at different companies

I worked with Jeff on iDayo as a data provider while at Lipper and later as a strategic partner placing iDayo content on leading financial media such as Forbes. It was a pleasure collaborating with Jeff. He was excellent at leveraging his content to add value and differentiation for my media contacts. Above all, Jeff h… See more

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Accomplishments

2   **Projects**
    Bob Marley Passing Announcement • Bob Marley Last Interview   ⌄